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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Republic Airways Sign Letter of Intent for Up to 200 E175s

Farnborough, UK, July 17, 2018 – Embraer and Republic Airways, the world’s largest E-Jet operator, announced at the 2018 Farnborough Airshow that they have signed a Letter of Intent (LoI) for a firm order of 100 E175, with the right to convert to E175-E2 aircraft, and purchase rights for an additional 100 E175 aircraft. If all purchase rights are exercised, the contract has a value of up to USD 9.3 billion based on current list prices. This order will be included in Embraer’s backlog as soon as it becomes firm, later this year.

“We are pleased to expand our partnership with Republic as one of our largest and most valuable customers,” said John Slattery, President & CEO, Embraer Commercial Aviation. “With a relationship spanning 20 years, we are immensely honored to continue being an integral part of their success as they expand their fleet with additional E175s. Republic is a critical component of Embraer’s history and we are absolutely committed to providing a product that appeals to their customers while delivering solutions that increase profitability.”

“Over the past two decades we have acquired more than 350 jets through our partnership with Embraer,” said Bryan Bedford, Republic’s President and CEO. “Through this partnership we have delivered industry leading safety, service and reliability to our codeshare partners, and this order positions Republic to focus on the next stage of growth in the North American regional market. The E-Jet has proven to be a product that allows Republic to provide a reliable and seamless product experience with our mainline partners, and when coupled with our 5,500 dedicated aviation professionals, it delivers on our long-term vision of being the regional airline of choice.”

Republic Airways and Embraer established their partnership in 1999 when one of its former subsidiaries, Chautauqua Airlines, took delivery of its first ERJ 145 in the livery of US Airways Express. Today, Republic Airline operates a fleet of nearly 190 Embraer 170/175 aircraft and provides fixed-fee flights operated under its major airline partner brands of American Eagle, Delta Connection and United Express.

Including this new contract, Embraer has sold more than 520 E175s to airlines in North America since January 2013, earning more than 80% of all orders in this 70-76-seat jet segment.

Embraer is the world’s leading manufacturer of commercial jets up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft.

Follow us on Twitter: @Embraer

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Republic Airways

Republic Airways, parent company of Republic Airline, operates a fleet of about 190 Embraer 170/175 aircraft and offers scheduled passenger service with about 950 daily flights to 100 cities in 40 U.S. states, Canada, the Caribbean and Central America. The Indianapolis-based airline provides fixed-fee flights operated under its major airline partner brands of American Eagle, Delta Connection and United Express. The airline employs about 5,500 aviation professionals. Visit www.rjet.com for more information, follow the company on Instagram, Twitter and YouTube, and connect on Facebook or LinkedIn.

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer